Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
May 25, 2011
Commission File Number:  333-173626
UCI Holdings Limited

(Translation of registrant’s name into English)
UCI Holdings Limited
Level Nine
148 Quay Street
Auckland 1140 New Zealand

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Index to Exhibits

Exhibit No.	Description

1	Quarterly report for the quarterly period ended March 31, 2011, prepared for distribution to the holders of the 8.625% Senior Notes due 2019 of UCI International, Inc.

2	Quarterly earnings release dated May 25, 2011 prepared for the information of holders of the 8.625% Senior Notes due 2019 of UCI International, Inc.
EX-1
EX-2
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited (Registrant)
Date: May 25, 2011	By:	/s/ Helen Golding
		Name:	Helen Golding
		Title:	Group General Counsel